FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 30, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for November 30, 2005 and incorporated by reference herein is the Registrant’s immediate report dated November 30, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: November 30, 2005

2

BLUEPHOENIX SOLUTIONS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Tuesday, December 27, 2005 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To re-elect 9 directors to the Board of Directors of the Company (in addition to one outside director currently serving on the Board);

(2)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting;

(3)	To approve the compensation to be paid to officers who are also directors of the Company, including the grant of options to purchase Ordinary Shares;

(4)	To amend the Company’s Articles of Association with respect to indemnification of office holders;

(5)	To amend the company’s indemnification letter agreements with each of its office holders; and

(6)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2004.

        Shareholders of record at the close of business on December 1, 2005 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, GAD GOLDSTEIN Chairman of the Board of Directors

November 30, 2005

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Tuesday, December 27, 2005 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

        It is proposed that at the Annual General Meeting: (i) 9 (nine) persons be re-elected to the Board of Directors (in addition to the outside director currently serving on the Board); (ii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the next annual general meeting; (iii) the compensation to be paid to officers who are also directors of the Company, including the grant of options to purchase Ordinary Shares, be approved; (iv) the amendment of the Company’s Articles of Association with respect to indemnification of office holders, be approved; (v) the amendment of the indemnification letters granted by the Company to its office holders, be approved; and (vi) the Consolidated Financial Statements of the Company for the year ended December 31, 2004 be received and considered.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 1, 2005 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 5, 2005, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        The Company had outstanding on November 23, 2005, 13,557,538 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate 35% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of November 23, 2005, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned		Percent of Total Shares(1)

Formula Systems (1985) Ltd.
3 Abba Eban Boulevard
Herzlia 46725, Israel	8,759,870	(2)	64.6%

Aaron Crystal	789,038	(3)	5.8%

Arie Kilman	899,453	(4)	6.5	%(4)

All directors and officers as a group (10 persons)(5)	2,763,328	(6)	20.4	%(6)

(1)     Percentages in the above table are based on 13,557,538 Ordinary Shares outstanding as of November 23, 2005 and do not include 1,870,565 Ordinary Shares held by two wholly owned subsidiaries of the Company.

(2)     Formula Systems (1985) Ltd. (“Formula”) owns of record 8,004,732 Ordinary Shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements, which require them to vote their Ordinary Shares (an aggregate of 755,138 shares) as instructed by Formula. As a result of such voting agreements, Formula beneficially owns approximately 64.6% of the outstanding Ordinary Shares. Dan Goldstein is Chairman of the Board and Chief Executive Officer of Formula. Dan Goldstein holds, through a wholly owned company, 50% interest in FIMGold LP which owns 33% of the outstanding shares of Formula. Gad Goldstein is a director and President of Formula and owns 3.0% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of the Ordinary Shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the Ordinary Shares beneficially owned by Formula.

(3)     Includes 294 shares beneficially owned by Anat Crystal, Mr. Crystal’s wife.

(4)     Number of shares owned includes options currently exercisable to purchase 534,282 Ordinary Shares.

(5)     As a result of voting agreements between Messrs. Dan and Gad Goldstein who own an aggregate of 755,138 Ordinary Shares and Formula, Formula is also deemed to beneficially own the shares owned by these individuals, as described in Note (2) above.

(6)     Includes currently exercisable options to purchase 627,338 Ordinary Shares, held by certain directors and officers of the Company, and does not include shares owned by Formula which may be deemed beneficially owned by certain directors and officers of the Company as described in Note (2) above.

ITEM 1 – ELECTION OF DIRECTORS

        The number of directors who serve as members of the Board of Directors is 10. Under the Companies Law, 1999 (the “Companies Law”) the Company is required to appoint at least two outside directors. Mr. Michael Chill and Ms. Amira Berkovitz-Amir currently serve as outside directors of the Company, and their term of service terminates on July 22, 2006 and on December 31, 2007, respectively. Management recommends extending the term of service of Mr. Chill as an outside director of the Company for the additional term of three years permitted under the Companies Law, ending on July 22, 2009.

        In addition to Mr. Michael Chill and Ms. Amira Berkovitz-Amir, who are currently serving as outside directors, management recommends 8 nominees to be elected to the Board of Directors at this Meeting.

        It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the re-election of the listed nominees named in the following table as directors of the Company. Each of the nominees listed under numbers 1 through 8 below shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company.

        The Company is a “controlled company” as defined in Rule 4350(c)(5) of the NASDAQ Marketplace Rules since more than 50% of the Company’s voting power is held by Formula. See “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.” Therefore, the Company is exempt from the requirement of having a majority of independent directors on its Board. Mr. Michael Chill and Ms. Amira Berkovitz-Amir, who are currently serving as outside directors, and Mr. Gur Shomron, who is currently serving as a director, qualify as independent directors in accordance with the NASDAQ rules.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the 8 nominees listed under numbers 1 through 8 below, as directors of the Company.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the outside director listed under number 9 below. In addition, for the election of the outside director to be approved, either (i) the total number of votes in favor of the appointment of the outside director shall include the votes of at least one third of the Ordinary Shares represented at the Meeting in person or by proxy, which are not considered to be held by controlling persons of the Company (the “Non-Controlling Shares”); or (ii) the total number of votes against the appointment of the outside director among the Non-Controlling Shares shall not exceed 1% of the total voting power in the Company. When counting the votes of the Non-Controlling Shares, abstentions shall not be included in such calculation.

        For the purposes of the foregoing paragraph, “Non-Controlling Shares” shall mean Ordinary Shares that are not beneficially owned by Formula. See “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” above.

        In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees, all of whom are currently serving as directors, their present principal occupations or employment, the year in which each first became a director and the number of shares of the Company beneficially owned by each on November 23, 2005, are:

Name	Principal Occupation or Employer	Age	Director Since	Number of Ordinary Shares Beneficially Owned as of November 23, 2005

1. Gad Goldstein(1)	Chairman of the Board of	46	1994	330,628
	Directors of the Company;
	President of Formula

2. Aaron Crystal	Director; Chairman of the Board	61	1987	789,038
	of Cogniview.

3. Arie Kilman	Director; Chief Executive Officer	52	2003	1,126,097(2)

4. Iris Yahal	Director; Chief Financial Officer	44	1999	93,056(2)

5. Dan Goldstein(1)	Director; Chief Executive Officer	51	1993	424,510
	and Chairman of the Board of
	Directors of Formula

6. Shai Beilis(1)	Director; Chairman and Chief	56	1995	______
	Executive Officer of Formula
	Ventures

7. Naamit Salomon	Director; Vice President, Finance	41	2004	______
	of Formula

8. Gur Shomron(3)(4)	Director; Chairman of the Board	53	2005	______
	of Directors of Fidelis
	Diagnostics

9. Michael Chill(3)(5)	Outside Director; Co-head of	37	2003	______
	Direct Investments of Paramount
	Biocapital

10. Amira Berkovitz-Amir(1)(3)(5)	Outside Director	39	2004	______

(1)	Member of the Share Option Committee.
(2)	Includes options to purchase Ordinary Shares that are exercisable within 60 days of November 23, 2005.
(3)	Member of the Audit Committee.
(4)	Mr. Shomron was appointed as director on July 25, 2005 by the board of directors pursuant to article 21.4 of the Articles of Association of the Company.
(5)	An outside director under the Companies Law.

        Gad Goldstein has served as a Chairman of the Board of the Company since April 1998 and as a director of Formula since January 1985. Mr. Goldstein was the Vice President of Formula from 1985 through 1995 and was appointed President of Formula in 1995. He is also a director of other companies within the Formula Group, including Matrix IT Ltd., Magic Software Enterprises Ltd., Formula Vision Technologies (F.V.T.) Ltd. and Sapiens International Corporation N.V., all of which are publicly traded companies. Mr. Goldstein holds a BA in Economics and an MA in Business Administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein, a director of the Company.

        Aaron Crystal founded the Company (previously named Crystal System Solutions Ltd.) in 1987, and served as its Chief Executive Officer through 1996 and President through March 2005. Mr. Crystal has served as one of the Company’s directors since the Company’s formation. Between November 1999 and December 2004, he also served as Vice Chairman of the Board of Directors. From 2004, Mr. Crystal has served as Chairman of the Board of a privately held software company, Cogniview Ltd. From 1983 to 1987 Mr. Crystal was Vice President, Technical Support of Mehish Computer Services.

        Arie Kilman has served as Chief Executive Officer of the Company since May 2003. Mr. Kilman has also served as President and Chief Executive Officer of BluePhoenix Solutions B.V. since its inception in October 2001. In 1984, Mr. Kilman founded Liraz Systems Ltd., which was acquired in 2002 by the Company. Mr. Kilman managed Liraz since its inception and previously served as the President of Liraz. Between 1998 and 2000, Mr. Kilman served as Chief Executive Officer of Level 8 Systems Inc., an affiliate of the Company. Mr. Kilman holds a BA degree in Economics and Computer Science from New-York University.

        Iris Yahal has served as a director of the Company since January 1999 and as Chief Financial Officer of the Company since October 1995. In addition, Ms. Yahal served as the Controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the Controller of Transtech Control Ltd., a subsidiary of Formula. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA degree in Accounting and an MA in Business Administration, both from Tel Aviv University and is a Certified Public Accountant in Israel.

        Dan Goldstein has served as a director of the Company since March 1993. Mr. Goldstein has served as Chairman of the Board and as Chief Executive Officer of Formula since 1985. Mr. Goldstein is also Chairman of the Boards of Directors of Matrix IT Ltd. and Formula Vision Technologies (F.V.T.) Ltd. and is a director of other Formula group companies, including Magic Software Enterprises Ltd. and Sapiens International Corporation N.V. Mr. Goldstein holds a BA in Mathematics and Computer Sciences and an MA in Business Administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

        Shai Beilis served as Chairman of the Board of the Company from December 1995 until April 1998 and as Vice Chairman of the Board from April 1998 until November 1999. Mr. Beilis continues to serve as a director of the Company. Mr. Beilis currently serves as Chairman and Chief Executive Officer of Formula Ventures Ltd. Mr. Beilis also served as a director of Formula from December 1997 to February 2005. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in Mathematics and Economics from the Hebrew University in Jerusalem and an MA in Computer Science from the Weizmann Institute of Science.

        Naamit Salomon joined the Company’s Board of Directors in December 2004. Ms. Salomon has served as Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic Software Enterprises Ltd. and Sapiens International Corporation N.V., both publicly traded companies in the Formula Group. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in Economics and Business Administration from Ben Gurion University and an LLM degree from Bar-Ilan University.

        Gur Shomron joined the Company’s Board of Directors and appointed as a member of the Audit Committee in July 2005. Mr. Shomron has served as the Chairman of the Board of Directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as Venture Partner at StageOne VC fund. Mr. Shomron is also a management consultant for Bet Israel 101 Ltd. and serves as a director of Mainsoft Corporation Inc., a subsidiary of the Company, and of several other privately-held high technology companies.

        Michael Chill has served as one of the Company’s outside directors and as a member of the Audit Committee since July 2003. From July 2005, Mr. Chill has served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc, a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as analyst or was an independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the President and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in Accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        Amira Berkovitz-Amir has served as one of the Company’s outside directors and as a member of the Audit Committee since December 2004. Until October, 2005, Ms. Berkovitz-Amir served as Vice President Finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as Vice President Finance and Controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA in Economics and Accounting and an MA in Business Administration, both from the Hebrew University. Ms. Berkovitz-Amir is a Certified Public Accountant (Isr.).

        The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates.

        In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee and a Share Option Committee. Under the Companies Law, each committee of the Board shall include at least one outside director. The Audit Committee shall include all the outside directors.

         Remuneration and Other Information

        The following table sets forth with respect to all directors of the Company as a group, all remuneration paid by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2004:

Cash and cash-equivalent forms of Remuneration
	Salaries, fees, directors' fees, commissions and Bonuses	Securities or property, insurance benefits or reimbursements, and Personal benefits

All directors as a group (consisting of 9 persons)	$582,000(1)	_____

(1)	The aggregate remuneration set forth in the foregoing paragraph does not give effect to amounts paid to Formula under the terms of a management agreement, as consideration for management services rendered to the Company by certain directors designated by Formula, which currently include Gad Goldstein, Dan Goldstein and Naamit Salomon. Fees payable by the Company to Formula under this agreement for the year ended December 31, 2004 amounted to $180,000.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

       “RESOLVED, that Mr. Gad Goldstein, Mr. Aaron Crystal, Mr. Arie Kilman, Ms. Iris Yahal, Mr. Dan Goldstein, Mr. Shai Beilis, Ms. Naamit Salomon and Mr. Gur Shomron be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting, and that Mr. Michael Chill be, and hereby is, elected to serve as an outside director until July 22, 2009.”

ITEM 2 – REAPPOINTMENT OF AUDITORS

        Based upon the recommendation of the Audit Committee, the Board of Directors recommends Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, for reappointment as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as tax consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

        In accordance with the provisions of the Companies Law, the Board of Directors will present at the Meeting the compensation payable to Ziv Haft for its services as an independent auditor of the Company for the fiscal year ended December 31, 2004, as approved by the Audit Committee and the Board of Directors.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – APPROVAL OF COMPENSATION
OF OFFICERS WHO ARE ALSO DIRECTORS OF THE COMPANY

        Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders approval. Mr. Kilman and Ms. Yahal, who are directors of the Company, are also the Company’s Chief Executive Officer and Chief Financial Officer, respectively.

        Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved (with Mr. Kilman and Ms. Yahal abstaining, each with respect to their own compensation), subject to the approval of the shareholders of the Company, the compensation, including the grant of options to purchase Ordinary Shares, to the Company’s Chief Executive Officer, Mr. Kilman, and the Company’s Chief Financial Officer, Ms. Yahal.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the remuneration of Mr. Kilman, the Chief Executive Officer, and Ms. Yahal, the Chief Financial Officer, including the grant of options to purchase Ordinary Shares, as approved by the Audit Committee and the Board of Directors be, and the same hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the compensation and the grant of options to purchase Ordinary Shares to the Chief Executive Officer and Chief Financial Officer of the Company.

        The Board of Directors recommends a vote FOR approval of this proposed resolution. Whereas Mr. Kilman and Ms. Yahal have an interest in the foregoing proposed resolution, each of Mr. Kilman and Ms. Yahal refrains from making a recommendation with respect to such resolution to the extent that it applies to his or her own compensation.

ITEM 4 – APPROVAL OF AMENDMENT
OF THE COMPANY’S ARTICLES OF ASSOCIATION

        In March 2005, the Companies Law was amended. Among the provisions affected, were those relating to indemnification of office holders. In light of this amendment, the Board of Directors of the Company believes that it would be desirable to amend the provisions of the Articles of Association of the Company in order that the Company be permitted to indemnify its office holders to the fullest extent permitted by the Companies Law as amended.

        The Company’s Board of Directors approved, subject to the approval of the Company’s shareholders, an amendment to the Articles of Association of the Company, pursuant to which the current provisions of the Articles of Association relating to indemnification of office holders would be replaced by new provisions that conform to the Companies Law as recently amended, and a definition of “Officer” will be added to clarify that the meaning of this term is as defined in the Companies Law.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the amendment of the Company’s Articles of Association. In addition, since a number of Company’s directors are deemed to be “controlling persons” under the Companies Law, for this proposal to be approved, either (i) the total number of Ordinary Shares voted in favor of the amendment of the Company’s Articles of Association shall include at least one third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter (the “Non-Related Shares”); or (ii) the total number of Ordinary Shares voted against the amendment of the Company’s Articles of Association among the Non-Related Shares shall not exceed 1% of the total voting power in the Company. When counting the votes of the Non-Related Shares, abstentions shall not be included in such calculations.

        Shareholders who have personal interest in the proposed resolution are asked to indicate so on the enclosed proxy card. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s Articles of Association be amended as follows:

Article 1 of the Articles of Association of the Company be amended as follows:

Following the definition of “Office” or “the Offices of the Company” the following definition will be added:

“Officer”– An Office Holder, as such term is defined in the Companies Law.

Article 33.2 of the Articles of Association of the Company be amended and restated to provide as follows:

‘33.2	Subject to the provisions of the Companies Law, the Company may indemnify an Officer to the maximum extent permitted by the law, in respect of an obligation or expense specified below imposed on the Officer or incurred by him in respect of an act performed in his capacity as an Officer, as follows:

(i)	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)	reasonable litigation expenses, including attorney’s fees, incurred by the Officer as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (B) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and

(iii)	reasonable litigation expenses, including attorney’s fees, expended by an Officer or charged to the Officer by a court, in a proceeding instituted against the Officer by the Company or on its behalf or by another person, or in a criminal charge from which the Officer was acquitted, or in a criminal charge from which the Officer was acquitted, or in a criminal proceeding in which the Officer was convicted of an offense that does not require proof of criminal intent.

The Company may undertake to indemnify an Officer as aforesaid, (aa) prospectively, provided that in respect of Article 33.2(i), the undertaking is limited to categories of events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual activities at the time the undertaking to indemnify is given, and for an amount or criteria which the Board of Directors has determined are reasonable under the circumstances, and further provided that such events and amount or criteria are stated in the undertaking to indemnify, and (bb) retroactively.’"

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – APPROVAL OF AMENDMENT OF THE INDEMNIFICATION
LETTERS GRANTED BY THE COMPANY TO ITS OFFICE HOLDERS

        The Company’s Articles of Association allow the Company to procure insurance for or indemnify the Company’s office holders to the extent permitted under the Companies Law, provided that the procurement of such insurance or provision of such indemnification, as the case may be, is approved by the Audit Committee and the Board of Directors of the Company, and if the office holder serves as a director of the Company, also by the shareholders.

        Since July 2003, the Company grants to each of its office holders an indemnification letter, pursuant to which the Company undertakes to indemnify each office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, provided, however, that the undertaking is limited to categories of events specified in the indemnification letter and subject to the provisions of any law (the “Indemnification Letters”). The grant of the Indemnification Letters was approved by the Company’s Audit Committee and by the Board of Directors, and was ratified by the Company’s shareholders.

        In light of the recent amendment to the Companies Law adopted in March 2005, the Company’s Audit Committee and the Board of Directors have approved, subject to shareholder approval and the approval of an amendment to the Company’s Articles of Association proposed in Item 4, an amendment to the form of the Indemnification Letter. The proposed amendment to the form of Indemnification Letter provides for indemnification to the fullest extent permitted by law.

        The Company’s Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant to the Company’s office holders of amended Indemnification Letters substantially in the form attached hereto as Exhibit A.

        Pursuant to the Companies Law, in the event that a majority of the members of the Audit Committee or of the Board of Directors have a personal interest in the matter brought for discussion, they are permitted to be present at the discussion and vote thereon, provided, however, that in the event that a majority of the directors have a personal interest in the matter brought for discussion, the shareholders’ approval is also required.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the amendment of the form of Indemnification Letter. In addition, since a number of Company’s directors are deemed to be “controlling persons” under the Companies Law, for this proposal to be approved, either (i) the total number of Ordinary Shares voted in favor of the amendment of the form of Indemnification Letter shall include at least one third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter (the “Non-Related Shares”); or (ii) the total number of Ordinary Shares voted against the amendment of the form of Indemnification Letter among the Non-Related Shares shall not exceed 1% of the total voting power in the Company. When counting the votes of the Non-Related Shares, abstentions shall not be included in such calculations.

        Shareholders who have personal interest in the proposed resolution are asked to indicate so on the enclosed proxy card. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the amended and restated form of the Indemnification Letter to be granted by the Company to its office holders, as described in the Company’s Proxy Statement dated November 30, 2005 be approved.”

        The Board of Directors recommends a vote FOR approval of this proposed resolution. All of the directors notified the Company of their personal interest in the proposed resolution.

ITEM 6 – ACCEPTANCE AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004 and the Auditor’s Report in respect thereto will be presented and considered. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2004 is available at the Company’s website, www.bphx.com.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors, GAD GOLDSTEIN Chairman of the Board of Directors

Dated: November 30, 2005

EXHIBIT A
BLUEPHOENIX SOLUTIONS LTD.
LETTER OF INDEMNIFICATION
_________, 2005

Dear _____________

        This Letter of Indemnification (this “Letter”) is written to you in recognition that it is in the best interest of BluePhoenix Solutions Ltd. (the “Company”) to retain and attract as directors and/or officers the most capable persons available.

        You are or have been appointed a director and/or officer of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

        In consideration of your continuing service to the Company, the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company:

1.1.	any financial obligation imposed on, or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court,

1.2.	all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings or (b) concluded with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent); and

1.3.	all reasonable litigation expenses, including attorney’s fees, expended by you or charged to you by a court in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

        The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”), or in your capacity as a director, or observer at board of directors’ meetings of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.	a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary or Affiliate, as applicable;

2.2.	a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care, except if such breach of your duty of care is solely due to negligence;

2.3.	an action taken or not taken with the intent of unlawfully realizing personal gain;

2.4.	a fine or penalty imposed upon you for an offense; and

2.5.	a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.	The Company will make available all amounts needed in accordance with Section 1 above on the date on which such amounts become payable by you (“Time of Indebtedness”) with respect to items referred to in Section 1 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. You further agree to repay advances to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.	Actions to be indemnified hereunder pursuant to paragraph 1shall include your actions in the following matters or in connection therewith, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

5.3.	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

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5.4.	The sale, purchase and holding of negotiable or non negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5.	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7.	Actions taken in connection with the sale, purchase and/or holding of securities (whether negotiable or not) and any other assets on behalf of or in the name of the Company;

5.8.	A change of structure of the Company or the reorganization of the Company or any decision pertaining to these issues, including, but not limited to, split, merger, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or Distribution (as defined in the Companies Law);

5.9.	An announcement, a statement, including position taken, or an opinion made in good faith by an officer, in the course of his duties and in conjunction with his duties, including during a meeting of the Board of Directors of the Company or any committee thereof;

5.10.	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.11.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale license or use of such products or other services provided by the Company, Subsidiaries and/or Affiliates;

5.12.	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.13.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, including but not limited to implementation relating to the Sarbanes Oxley Act, whether or not such policies and procedures are published;

5.14.	Actions taken in connection with the financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance to the public regarding future performance thereof;

5.15.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including but not limited to antitrust authorizations and/or exemptions;

5.16.	Actions relating to the operations and management of the Company and/or any of its Subsidiaries and/or Affiliates;

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5.17.	Actions relating to agreements and transactions of the Company and/or any of its Subsidiaries and/or Affiliates with others, including, for example: customers, suppliers, contractors, etc;

5.18.	Actions concerning the approval of transactions of the Company and/or Subsidiaries and/or Affiliates with officers and/or directors and/or holders of controlling interests in the Company and/or Subsidiaries and/or Affiliates and/or the approval of corporate actions, including the approval of acts of the Company’s and/or its Subsidiaries and/or Affiliates management, their guidance and their supervision; and

5.19.	Occurrences in connection with the lenders or other creditors or for money borrowed by, or other indebtedness of, the Company, including monetary liabilities to third parties relating to the return of loans.

6.	The total amount of indemnification that the Company undertakes under Section 1 above, towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to twenty-five percent (25%) of the Company’s total shareholders equity at the time of any claim for indemnification hereunder.

7.	Notwithstanding anything contained herein to the contrary, the Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.	Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.	In all indemnifiable circumstances indemnification will be subject to the following:

10.1.	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to its designee, without delay all documents you receive in connection with these proceedings.

10.2.	Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

10.3.	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company and/or the attorney as aforesaid shall be entitled to conclude such proceedings conducted by it, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

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Notwithstanding the foregoing, in the case of a reasonable likely conflict of interest between you and the Company, Affiliates or Subsidiaries, you will be entitled to appoint an attorney of your own to represent you in such proceedings. The Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an Action.

10.4.	You agree to fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5.	If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.6.	The Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.7.	If required by law, the Company’s authorized governing organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.	The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in paragraph 2 above.

12.	If, for the validation of any of the undertakings in this Letter, any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

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13.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above. The Company may, in its discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter.

14.	If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15.	This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

        This Letter is being issued to you pursuant to the resolutions adopted by the Company’s Audit Committee on ____________, 2005, Board of Directors on ______________, 2005, and the shareholders of the Company on ______________, 2005.

        Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours, BluePhoenix Solutions Ltd.

Agreed:

_____________________________________

Name: _______________________________

Title: ________________________________

Date: ________________________________

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